Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated April 16, 2024

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2024;

•	to disclose the calculation of our March 31, 2024 net asset value (“NAV”) per share for all share classes;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

May 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2024 (and repurchases as of April 30, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0585
Class T	$24.8193
Class D	$24.8683
Class M	$24.9228
Class I	$24.1759
Class F*	$25.2518
Class Y*	$24.1385

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The May 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2024 that would have a material impact on our NAV per share.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2024.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2024 (dollar amounts in thousands):

Components of NAV	March 31, 2024
Loans receivable	$7,905,815
Investment in real estate	180,556
Mortgage-backed securities held-to-maturity	125,191
Mortgage-backed securities, at fair value	257,819
Cash and cash equivalents	98,290
Restricted cash	16,980
Other assets	111,750
Collateralized loan obligation, net of deferred financing costs	(4,202,544)
Repurchase agreements payable, net of deferred financing costs	(311,764)
Credit facility payable, net of deferred financing costs	(939,294)
Mortgage note, net of deferred financing costs	(123,835)
Accrued stockholder servicing fees(1)	(1,520)
Other liabilities	(106,790)

Net asset value	$3,010,654

Number of outstanding shares	121,955,065

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of March 31, 2024, we accrued under GAAP $108,050 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,607,243	$26,527	$13,323	$128,503	$1,194,491	$18,682	$21,885	$3,010,654
Number of outstanding shares	64,139,732	1,068,818	535,739	5,156,054	49,408,227	739,847	906,648	121,955,065

NAV per Share as of March 31, 2024	$25.0585	$24.8193	$24.8683	$24.9228	$24.1759	$25.2518	$24.1385

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On March 26, 2024, we accepted a subscription from an institutional investor to purchase $83,333 in Class I shares in the Private Placement. On April 1, 2024, we sold and issued to such institutional investor approximately 3,444 Class I shares at the per share purchase price of $24.1966, which is equal to the NAV per Class I share as of March 31, 2024.

Market Update

Treasury yields were little changed in March but rose appreciably during the first quarter of 2024. The 10-year yield increased 33bps in Q1 to 4.20%, while the policy-sensitive 2-year yield increased 37bps to 4.62% as investors reduced their expectations for the number of rate cuts the Federal Reserve might enact in 2024. Against this backdrop, the Bloomberg U.S. Aggregate Index returned 0.92% in March but is down -0.78% year to date, extending its volatile run over the last several years.

CRE acquisition activity remained in the doldrums during the first two months of the year while property prices declined slightly.

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Property sales volume totaled $79 billion from December-February, down -48% from a year prior. February sales fell sharply to $14 billion, the lowest monthly level since 2012 as buyers and sellers continue to adjust to the higher rate environment.[1]

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Property price declines have slowed but may not yet have troughed. Appraisal-based metrics show prices down -21% from their peak, while those based on transactions suggest declines have been a more modest -12%.1,[2]

Broad sentiment among market participants took a turn for the better in Q1 2024. The Real Estate Roundtable and the CRE Finance Council survey data both turned notably more positive in their outlooks in recent quarters while CMBS spreads have tightened meaningfully year to date.

Meanwhile, CRE fundamentals outside of office have remained resilient and lent support to the market as strong fundamentals have allowed property owners to offset some of the impact of higher interest rates and have been the primary reason for the market’s resilience.

Rent growth in the industrial and multifamily sectors has slowed in recent quarters, especially in multifamily, though that can be linked almost exclusively to an increase in new construction rather than a decrease in demand. Crucially, this supply headwind is fading—while we expect deliveries in these sectors to remain elevated this year, a plunge in new construction starts portends a more favorable 2025 and beyond.

Office remains the clear outlier, with net operating income having declined over the past year as the vacancy rate steadily rises.1

[1]	MSCI Real Capital Analytics, as of February 29, 2024.
[2]	NCREIF, as of Q4 2024.

Ultimately, we expect transaction and lending activity to pick up in the coming quarters but believe the outlook for property values is much foggier. The implications of such a scenario should be mixed for property owners and lenders.

•	Equity investors’ performance could improve as price declines become less steep, yet the upside could continue to be limited by the elevated cost of financing.

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Conversely, the outlook for CRE debt appears significantly more promising. Not only are yields likely to remain elevated as lending activity improves, but lenders are in a unique position to drive terms that protect downside, including requiring more equity in deals.

Against this backdrop, we continue to view 2024 as the beginning of the next phase of a multi-year CRE correction, during which debt should remain broadly attractive relative to equity.

Performance Update

We generated positive total returns across all share classes in March. Distributions were slightly offset by net asset value (NAV) depreciation of approximately $0.02 per share across all share classes. Interest income in excess of the monthly distribution contributed to NAV while an adjustment to the assumed exit cap rate for our single equity investment detracted from NAV performance.

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The current annualized distribution rate is 7.64% for Class I shares, 7.13% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the April 1, 2024 transaction price.

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The tax equivalent distribution rate is 8.54% for Class I shares, 7.97% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.36% for Class T shares, based on the April 1, 2024 transaction price.[3]

We offer a high level of excess income over short-term rates on both a nominal and real basis. Based on the Class I share, our annualized distribution rate of 7.64% is 225 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.4 Furthermore, our tax-equivalent annualized distribution rate is 315 bps over 3-month T-bills, or 2.7x higher compared to T-bills when comparing real yields/distribution rates. We met 100% of repurchase requests in March 2024.

Origination highlights

We closed on a $86.5 million loan predominantly backed by industrial properties located in the Cleveland, Chicago, Phoenix and Charlotte, N.C. MSAs. Each of the properties is located within close proximity to major local thoroughfares or international airports. Each of the properties is 100% leased to high-quality single tenants and the portfolio has a weighted average lease term of 7.4 years.

Portfolio highlights

•	As of March 31, 2024, the portfolio was weighted to Multifamily (56%) given our favorable outlook for the sector followed by Hospitality (12%) and Industrial (11%).

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The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (Multifamily), return of business and leisure travel (Hospitality), and continued demand for technologically advanced warehouse space (Industrial).

[3]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.54% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.64% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[4]	Three-month T-bill yield as of April 15, 2023.

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We remained disciplined in our underwriting approach. Year-to-date originations have been underwritten at loan-to-value ratios, which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.

•	Office is not a core focus in the current environment and Office exposure represented just 9.4% of the portfolio as of March 31, 2024.

•	97.70% of the portfolio is comprised of performing assets as of March 31, 2024, while non-accruals represented 2.30% of the portfolio.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

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Deep experience of FS Investments and Rialto managing through commercial real estate (CRE) market cycles: We continue to monitor the portfolio and are proactively engaged with our borrowers. In certain cases, we may modify or extend the maturity of our loans if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

•	Continued strong performance of portfolio. We have generated positive total returns in 73 out of 75 months; its largest monthly drawdown was just -0.27% in March 2020.

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High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $8.6 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 94% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of elevated interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of March 31, 2024.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

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Available liquidity for new investments. We have maintained a strong liquidity profile which, when combined with continued net inflows, allows us to remain a capital provider when many traditional lenders and peers are more constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 42,512,002 shares of our common stock (consisting of 19,976,666 Class S shares, 20,755,447 Class I shares, 160,765 Class T shares, 191,954 Class D shares, and 1,427,170 Class M shares) in the primary offering for total proceeds of $1.052 billion and (ii) 5,382,416 shares of our common stock (consisting of 2,846,679 Class S shares, 2,298,354 Class I shares, 57,524 Class T shares, 22,251 Class D shares, and 157,608 Class M shares) pursuant to our distribution reinvestment plan for a total value of $133.02 million